Mail Stop 6010


	November 29, 2006


Valentin P. Gapontsev, Ph.D.
Chief Executive Officer and Chairman of the Board
IPG Photonics Corporation
50 Old Webster Road
Oxford, Massachusetts  01540

      Re:	IPG Photonics Corporation
      Amendment No. 4 to Registration Statement on Form S-1
      Filed on November 24, 2006
		File No. 333-136521

Dear Dr. Gapontsev:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We understand from your counsel that your Regulation D filing on
October 2, 2006 relates to option grants made to your officers and directors during 2006. Please tell us where you have disclosed such option grants in your prospectus.

We are subject to various environmental laws, page 17

2. We note your response to prior comment 1. We also note, however, that your disclosure that you could "incur other significant expenses in order to remain in compliance with such laws and regulations" continues to imply that you may incur significant expenses as a result of your compliance with current laws. If still true, please revise your disclosure so that it is consistent with your prior response to comment 1 that you do not believe the costs to maintain compliance with current environmental laws to be material. If you do believe that you will incur significant costs in order to remain in compliance with current laws, please disclose why and what costs you will incur.

Stock Option Grants, page 75

3. We note your disclosure indicates that the options granted had an exercise price equal to the "fair market value" of your common stock on the date of the grant. We, note however, that there was no trading market for your common stock during the period in which the options were granted. As such, please revise your disclosure to be consistent with paragraph J.17 of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997).

4. We also note the disclosure you have added prior to the table that the options were granted at an exercise price equal to the fair market value on the date of the grant "unless our board of directors or compensation committee determines otherwise on the date of grant."
Given the quoted disclosure that you have added, it is unclear whether your option grants were indeed granted at an exercise price equal to the fair market value on the date of the grant. Please revise so that your disclosure in this regard is clear.

Principal and Selling Stockholders, page 81

5. From footnotes 16 and 22, it is unclear whether the selling shareholders currently hold the offered shares. The first sentence of the footnotes states when the offered shares were acquired.
Later
the footnotes say that the offered shares underlie preferred stock that is not yet converted. Please clarify.

Certain Relationships and Related Party Transactions

Transactions with Dr. Valentin P. Gapontsev, page 86

6. We note your revised disclosure in response to prior comment 7. Please tell us how your disclosure in your "Certain Relationships and
Related Party Transactions" section is reconcilable to the amount set forth opposite your line item entitled "Employee and shareholder loans repaid" in your Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 on page F-6.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric Atallah at (202) 551-3663 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other
questions.

      					Sincerely,



      					Russell Mancuso
      					Branch Chief

cc (via fax): 	Robert W. Ericson, Esq.
		David A. Sakowitz, Esq.
Valentin P. Gapontsev, Ph.D.
IPG Photonics Corporation
November 29, 2006
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